September 18, 2012

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

Columbia – Diversified Equity Income Fund

Post-Effective Amendment No. 67

File No. 333-131683/811-21852

Dear Ms. O’Neal-Johnson:

This letter responds to comments received by telephone on September 17, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1:	Please confirm that the registrant is aware of its obligation to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary s an exhibit to its Registration Statement within 15 days of the effective date of the annual update to its Registration Statement.

Response:	So confirmed.

Comment 2:	In the Annual Fund Operating Expenses table, please explain if footnote (d), “Expense ratios have been adjusted to reflect current fees,” is included due to an expense increase and if so, why.

Response:	The footnote is included to the Annual Fund Operating Expense table due to fee change in transfer agency fees across all classes.

Comment 3:	If the Fund’s current expenses are lower than the contractual cap such that the fee waiver is not currently being triggered, then please remove the footnote disclosing the contractual fee waiver arrangement.

Response:	The disclosure relating to expense caps will be removed if the cap it not triggered when the Fund’s Registration Statement becomes effective.

Comment 4:	Please confirm that all exclusions to the waiver are shown in the footnote disclosure.

Response:	Being mindful of the length of footnote disclosures to the fees and expense table, the footnote disclosure, in certain regards, describes generally the categories of exclusions to the waiver. A full discussion of the exclusions to the waiver are described in the More Information About the Fund section of the prospectus.

Comment 5:	Please state the terms and conditions under which the Investment Manager will be allowed to recoup from the Fund previously waived fees or expenses previously reimbursed by the Investment Manager.

Response:	There are no recoupment arrangements currently in place that permit recoupment of fees waived during a prior period.

Comment 6:	In the Principal Investment Strategy, confirm whether the 80% policy to invest in dividend-paying common and preferred stocks is limited to a specific market-capitalization range.

Response:	The Fund can invest in companies of any market capitalization range, however, in practice the Fund is investing less than 1% of its net assets in companies with a market cap of $5 billion or less.

Comment 7:	Please confirm if the Fund invests in emerging markets as part of its permissible investments in foreign securities.

Response:	The Fund may invest in emerging markets as part of its permissible investments in foreign securities, however, in practice the Fund is investing less than 1% of its net assets in emerging markets.

Comment 8:	Please confirm that the Fund’s highest and lowest calendar quarter returns that will be shown in the prospectus are from the ten year period shown in the bar chart.

Response:	The Fund’s highest and lowest calendar quarter returns that will be shown in the effective Registration Statement are from the ten year period shown in the bar chart.

Comment 9:	Please confirm whether or not the Fund requires minimums on subsequent investments, and if so, state such minimums in the Buying and Selling Shares subsection of the Summary of the Fund section of the prospectus.

Response:	The Fund does require minimums on subsequent investments, and therefore are not included in the Buying and Selling Shares subsection of the Summary of the Fund section of the prospectus.

Comment 10:	Please confirm that if the Fund is to invest in credit default swaps, that the Fund will cover the full notional value of the swap.

Response:	So confirmed.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Erin Nygard at (612) 671-2543.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.